SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A
(RULE 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS
FILED PURSUANT TO RULE 13d-1(a) AND
AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)
(Amendment No. 27)*

Endesa, S.A.
(Name of Issuer)

American Depositary Shares, each representing the right to receive one ordinary share, nominal value
€1.20 each

Ordinary Shares, nominal value €1.20 each
(Title of Class of Securities)

00029274F1 (CUSIP Number)

Acciona, S.A. Avenida de Europa, 18 Empresarial La Moraleja, Alcobendas Madrid, Spain 28108 Attention: Jorge Vega-Penichet +34 91 663 2850

Copy to:

Wachtell, Lipton, Rosen & Katz
51 West 52nd Street
New York, New York 10019
Attention: Adam O. Emmerich
(212) 403-1000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and
Communications)

October 5, 2007
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following boxq

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (the “Act”), or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP NO. 00029274F1

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS
Acciona, S.A.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
(a) ☒*
(b) ☐
* Acciona, S.A. (“Acciona”), which holds 53,043,481ordinary shares, nominal value €1.20 each, of
Endesa, S.A. (each, a “Share”), and Finanzas Dos, S.A. (“Finanzas”), which holds 211,750,424
Shares and is a wholly owned subsidiary of Acciona, are members of a group and have jointly filed this statement on Schedule 13D. Acciona and Finanzas also may be deemed to be part of a group with ENEL Società per Azioni and Enel Energy Europe Società Responsabilità Limitata (together,
“ENEL”) as a result of the Cooperation Agreement described in Item 4 of this Schedule 13D. In addition, Acciona and Finanzas and ENEL may be deemed to be part of a group with E.ON
Aktiengesellschaft (“E.ON”) as a result of the Settlement Agreement described in Item 4 of this
Schedule 13D. However, neither the filing of this statement on Schedule 13D nor any of its contents shall be deemed to constitute an admission by Acciona or Finanzas that it is the beneficial owner of any Shares held by ENEL or E.ON for purposes of Section 13(d) of the U.S. Securities
Exchange Act of 1934, as amended (the “Exchange Act”), and Acciona and Finanzas expressly disclaim such beneficial ownership.

3	SEC USE ONLY

4	SOURCE OF FUNDS (See Instructions)
BK, WC

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
	ITEMS 2(d) OR 2(e)		☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Kingdom of Spain

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH		7	SOLE VOTING POWER
53,043,481

		8	SHARED VOTING POWER

211,750,424**
** Does not include 709,923,858 Shares that are or may be deemed to be beneficially owned by ENEL, as reported in the Statement on Schedule 13D filed by ENEL (as amended, the “ENEL Schedule 13D”) or any Shares owned by
E.ON.

Neither the filing of this statement on Schedule 13D nor any of its contents shall be deemed to constitute an admission by Acciona or Finanzas that it is the beneficial owner of any Shares held by ENEL or E.ON for purposes of Section
13(d) of the Exchange Act, and Acciona and Finanzas expressly disclaim such beneficial ownership.

		9	SOLE DISPOSITIVE POWER
53,043,481

10 SHARED DISPOSITIVE POWER
211,750,424***
*** Does not include 709,923,858 Shares that are or may be deemed to be beneficially owned by ENEL, as reported by in the ENEL Schedule 13D or any
Shares owned by E.ON.

Neither the filing of this statement on Schedule 13D nor any of its contents shall be deemed to constitute an admission by Acciona or Finanzas that it is the beneficial owner of any Shares held by ENEL or E.ON for purposes of Section
13(d) of the Exchange Act, and Acciona and Finanzas expressly disclaim such beneficial ownership.

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
264,793,905 ****
**** Does not include 709,923,858 Shares that are or may be deemed to be beneficially owned by
ENEL, as reported in the ENEL Schedule 13D or any Shares owned by E.ON.

Neither the filing of this statement on Schedule 13D nor any of its contents shall be deemed to constitute an admission by Acciona or Finanzas that it is the beneficial owner of any Shares held by
ENEL or E.ON for purposes of Section 13(d) of the Exchange Act, and Acciona and Finanzas
expressly disclaim such beneficial ownership.

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
CERTAIN SHARES (See Instructions) ☒

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
25.0%*****
***** Based on 1,058,752,117 Shares outstanding as reported in the CNMV – Comisión Nacional del Mercado de Valores website. The percentage shown does not include 709,923,858 Shares that are or may be deemed to be beneficially owned by ENEL, as reported in the ENEL Schedule 13D, amounting in the aggregate to 67.05% of the Shares outstanding, or any Shares owned by E.ON.

Neither the filing of this statement on Schedule 13D nor any of its contents shall be deemed to constitute an admission by Acciona or Finanzas that it is the beneficial owner of any Shares held by
ENEL or E.ON for purposes of Section 13(d) of the Exchange Act, and Acciona and Finanzas
expressly disclaim such beneficial ownership.

14	TYPE OF REPORTING PERSON (See Instructions)
CO

SCHEDULE 13D

CUSIP NO. 00029274F1

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS
Finanzas Dos, S.A.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
(a) ☒*
(b) ☐
* Acciona, which holds 53,043,481Shares, and Finanzas, which holds 211,750,424 Shares and is a wholly owned subsidiary of Acciona, are members of a group. Acciona and Finanzas may be deemed to be part of a group with ENEL as a result of the Cooperation Agreement described in
Item 4 of this Schedule 13D. In addition, Acciona and Finanzas and ENEL may be deemed to be part of a group with E.ON as a result of the Settlement Agreement described in Item 4 of this
Schedule 13D. However, neither the filing of this statement on Schedule 13D nor any of its contents shall be deemed to constitute an admission by Acciona or Finanzas that it is the beneficial owner of any Shares held by ENEL or E.ON for purposes of Section 13(d) of the Exchange Act, and Acciona and Finanzas expressly disclaim such beneficial ownership.

3	SEC USE ONLY

4	SOURCE OF FUNDS (See Instructions)
BK, AF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
	ITEMS 2(d) OR 2(e)		☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Kingdom of Spain

		7	SOLE VOTING POWER
-0-

		8	SHARED VOTING POWER
211,750,424**
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH			** Does not include 709,923,858 Shares that are or may be deemed to be beneficially owned by ENEL, as reported in the ENEL Schedule 13D or any
Shares owned by E.ON.

Neither the filing of this statement on Schedule 13D nor any of its contents shall be deemed to constitute an admission by Acciona or Finanzas that it is the beneficial owner of any Shares held by ENEL or E.ON for purposes of Section
13(d) of the Exchange Act, and Acciona and Finanzas expressly disclaim such beneficial ownership.
		9	SOLE DISPOSITIVE POWER
-0-

		10	SHARED DISPOSITIVE POWER
211,750,424***
*** Does not include 709,923,858 Shares that are or may be deemed to be beneficially owned by ENEL, as reported by in the ENEL Schedule 13D or any
Shares owned by E.ON.

Neither the filing of this statement on Schedule 13D nor any of its contents shall be deemed to constitute an admission by Acciona or Finanzas that it is the beneficial owner of any Shares held by ENEL or E.ON for purposes of Section
13(d) of the Exchange Act, and Acciona and Finanzas expressly disclaim such beneficial ownership.

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
211,750,424****
**** Does not include 709,923,858Shares that are or may be deemed to be beneficially owned by
ENEL, as reported in the ENEL Schedule 13D or any Shares owned by E.ON.

Neither the filing of this statement on Schedule 13D nor any of its contents shall be deemed to constitute an admission by Acciona or Finanzas that it is the beneficial owner of any Shares held by
ENEL or E.ON for purposes of Section 13(d) of the Exchange Act, and Acciona and Finanzas
expressly disclaim such beneficial ownership.

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
CERTAIN SHARES (See Instructions) ☒

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
20.0%*****
***** Based on 1,058,752,117 Shares outstanding as reported in the CNMV – Comisión Nacional del Mercado de Valores website. The percentage shown does not include 709,923,858 Shares that are or may be deemed to be beneficially owned by ENEL, as reported in the ENEL Schedule 13D, amounting in the aggregate to 67.05%, or any shares owned by E.ON.

Neither the filing of this statement on Schedule 13D nor any of its contents shall be deemed to constitute an admission by Acciona or Finanzas that it is the beneficial owner of any Shares held by
ENEL or E.ON for purposes of Section 13(d) of the Exchange Act, and Acciona and Finanzas
expressly disclaim such beneficial ownership.

14	TYPE OF REPORTING PERSON (See Instructions)
CO

     This Amendment No. 27 (“Amendment No. 27”) amends and supplements the statement on Schedule 13D (as previously amended from time to time, the “Schedule 13D”) filed by Acciona, S.A. (“Acciona”) and Finanzas Dos, S.A. (“Finanzas” and together with Acciona, the “Reporting Persons”), pursuant to a Joint Filing Agreement filed with the original Schedule 13D on October 5, 2006, with respect to the ordinary shares, nominal value €1.20 each (a “Share”), and the American Depositary Shares (the “ADSs”), each representing the right to receive one Share of Endesa, S.A. (“Endesa” or the “Issuer”). Capitalized terms used and not defined in this Amendment No. 27 have the meanings set forth in the Schedule 13D. Except as specifically provided herein, this Amendment No. 27 does not modify any of the information previously reported in the Schedule 13D.

        Item 3. Source and Amount of Funds or Other Consideration

     To purchase the 42,079,382 Shares acquired by it in the Offers (as described under Item 5 below), Acciona used approximately €1.69 billion in funds borrowed under the €1.8 billion credit facility entered into on April 2007 by Acciona, as borrower, Banco Santander Central Hispano, S.A., The Royal Bank of Scotland Plc, Banco Bilbao Vizcaya Argentaria, S.A., Banca IMI S.p.A., BNP Paribas S.A., Sucursal en España, Caylon S.A., Sucursal en España, and Natixis S.A., Sucursal en España (the “Acciona Credit Facility”). A more detailed description of the Acciona Credit Facility is contained in the Schedule TO-T filed by Acciona, Enel and EEE with the Securities and Exchange Commission on July 30, 2007, under the section entitled “Source and Amount of Funds,” which section is incorporated herein by reference. An English translation of the Acciona Credit Facility is attached hereto as Exhibit 10.20 and incorporated herein by reference.

Item 5. Interest in Securities of the Issuer.

Item 5 is hereby amended to add the following supplemental information:

     On October 5, 2007 the Spanish Comisión Nacional del Mercado de Valores – CNMV informed EEE and Acciona (together, the “Offerors”) that an aggregate number of 487,601,643 ordinary shares representing 46.05% of the outstanding Shares, in each case including ordinary shares represented by ADSs, were tendered into the joint tender offers in Spain and in the U.S. for 100% of the outstanding Shares and ADSs of Endesa (the “Offers”) and were not withdrawn. No ordinary shares were tendered into the joint tender offer in the U.S. and not withdrawn and 4,541,626 ADSs representing 0.43% of the outstanding share capital of Endesa, were tendered into the joint tender offer in the U.S. and not withdrawn. Pursuant to the terms of the Offers and the Cooperation Agreement, previously filed as Exhibit 10.18 to this Schedule 13D, Acciona is acquiring 42,079,382 Shares at €40.16 per share for approximately €1.69 billion and ENEL is acquiring 445,522,261 Shares as a result of the Offers. The settlement of the joint tender offer in Spain will occur on October 10, 2007 and the settlement of the joint tender offer in the U.S. will occur promptly thereafter. As a result of the Offers, together Acciona and Finanzas hold 264,793,905 Shares, representing approximately 25.0%, of the outstanding share capital of Endesa.

Item 7. Material to be Filed as Exhibits.

Item 7 is hereby amended and supplemented by adding the following thereto:

10.20	English Translation of the €1,800,000,000 Syndicated Credit Facility among Acciona, S.A., The Royal Bank of Scotland, plc, Banco Santander Central Hispano, S.A., Banco Bilbao Vizcaya Argentaria, S.A., Caylon, Spanish Branch and Natixis S.A., Spanish Branch dated April 11, 2007 (Previously filed as Exhibit (b)(1) to the Schedule TO-T filed by Acciona, S.A., Enel Società Per Azioni and Enel Energy Europe Società A Responsabilità Limitata with the Securities and Exchange Commission on July 30, 2007 and incorporated herein by reference).

99.54	English translation of the notification by the Spanish Comisión Nacional del Mercado de Valores – CNMV as to the number of ordinary shares and ordinary shares represented by ADSs tendered into the joint tender offers dated October 5, 2007 (Previously filed as Exhibit (a)(5)(KK) to Amendment No. 7 to the Schedule TO-T filed by Acciona, S.A., Enel Società Per Azioni and Enel Energy Europe Società A Responsabilità Limitata with the Securities and Exchange Commission on October 5, 2007 and incorporated herein by reference).

SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: October 5, 2007

ACCIONA, S.A.

By: /s/ Jorge Vega-Penichet

	Name:	Jorge Vega-Penichet
	Title:	Company Secretary

FINANZAS DOS, S.A.

By: /s/ Vicente Santamaria de Paredes Castillo

	Name:	Vicente Santamaria
de Paredes Castillo
	Title:	Company Secretary

INDEX OF EXHIBITS

10.1	English Translation of Bridge Credit Contract, dated September 26, 2006, between, Finanzas Dos, S.A. as guaranteed party, Acciona, S.A as guarantor, Banco Santander Central Hispano, S.A. as financing entity (1)

10.2	English Translation of Bridge Credit Commitment, dated September 26, 2006, from Banco Santander Central Hispano, S.A. to Acciona, S.A (1)

10.3	English Translation of Commitment Letter, dated September 26, 2006, from Banco Santander Central Hispano, S.A. to Acciona, S.A. and Finanzas Dos, S.A and related Term Sheets (1)

10.4	International Swaps and Derivatives Association, Inc. Master Agreement, dated as of September 25, 2006, between Banco Santander Central Hispano, S.A. and Finanzas Dos, S.A. (with Confirmations dated September 25, 2006, September 27, 2006, October 3, 2006, October 4, 2006, October 5, 2006, October 6, 2006, October 9, 2006, October 10, 2006 and October 11, 2006) (1)

10.5	Confirmations with respect to the Total Return Swaps entered into on October 12, 13, 16, 17 and 19, 2006 (2)

10.6	English Translation of Amendment and Extension of Bridge Loan Agreement, dated November 15, 2006, by and among Banco Santander Central Hispano, S.A. Acciona, S.A. and Finanzas Dos, S.A. (5)

10.7	English Translation of Stock Purchase Order from Acciona, S.A. to Banco Santander Central Hispano, S.A., dated September 25, 2006 (6)

10.8	English Translation of letter from Acciona, S.A. to Banco Santander Central Hispano, S.A., dated September 25, 2006. (6)

10.9	English Translation of Syndicated Financing Agreement between Finanzas Dos, S.A. and the Lenders, dated December 21, 2006 (8)

10.10	English Translation of Syndicated Financing Agreement between Acciona, S.A. and the Lenders, dated December 21, 2006 (8)

10.11	English Translation of Shareholder Subordinated Loan Agreement between Acciona, S.A., Finanzas Dos, S.A. and the Lenders, dated December 21, 2006 (8)

10.12	English Translation of Coordination and Guarantees Agreement between Acciona, S.A., Finanzas Dos, S.A. and the Lenders, dated December 21, 2006 (8)

10.13	English Translation of Shareholder Support Agreement between Acciona, S.A., Finanzas Dos, S.A. and the Lenders, dated December 21, 2006 (8)

10.14	English Translation of CMOFs Agreement between Acciona, S.A. and the Lenders, dated December 21, 2006 (10)

10.15	English Translation of CMOFs between Finanzas Dos, S.A. and the Lenders, dated December 21, 2006 (10)

10.16	English Translation of Agreement by and between Acciona, S.A., Finanzas Dos, S.A., ENEL S.p.A. and Enel Energy Europe Società Responsabilità Limitata, dated March 26, 2007, regarding the parties’ ownership in development of a joint ownership project for Endesa, S.A. (“Cooperation Agreement”) (15)

10.17	Agreement by and among ENEL S.p.A, Acciona, S.A. and E.ON AG, dated April 2, 2007 (the “Settlement Agreement”) (16)

10.18	English Translation of Amendment, dated April 2, 2007, to the Cooperation Agreement, dated March 26, 2007, regarding the development of a joint ownership project for Endesa, by and between Acciona, S.A., Finanzas Dos, S.A., ENEL S.p.A. and Enel Energy Europe S.r.L.(16)

10.19	Confidentiality Agreement dated June 15, 2007, between Acciona, S.A. and Endesa, S.A. (23)

10.20	English Translation of the €1,800,000,000 Syndicated Credit Facility among Acciona, S.A., The Royal Bank of Scotland, plc, Banco Santander Central Hispano, S.A., Banco Bilbao Vizcaya Argentaria, S.A., Caylon, Spanish Branch and Natixis S.A., Spanish Branch dated April 11, 2007. (27(a))

99.1	Complaint filed on October 12, 2006 by E.ON AG and E.ON Zwölfte Verwaltungs GmbH against Acciona, S.A. and Finanzas Dos, S.A. (Civil Action No. 06 CV 8720) (1)

99.2	Hecho Relevante (No. 71725) filed on October 20, 2006 by Acciona, S.A. with the Spanish Comisión Nacional del Mercado de Valores. (Response to query from the CNMV as to Acciona’s intent as an Endesa shareholder.) (English Translation) (2)

99.3	Resolutions of the Comisión Nacional de la Energia (CNE) regarding Acciona, S.A.’s and Finanzas Dos, S.A.’s ownership in Endesa securities, dated November 3, 2006 (3)

99.4	Amended Complaint filed on November 3, 2006, by E.ON AG, E.ON Zwölfte Verwaltungs GmbH and BKB AG against Acciona, S.A. and Finanzas Dos, S.A. (Civil Action No. 06 CV 8720) (3)

99.5	Hecho Relevante (No. 72281) filed on November 10, 2006 by Acciona, S.A. with the Spanish Comisión Nacional del Mercado de Valores. (Notification of acquisition of an additional 9.63% of the Shares.) (4)

99.6	Press release issued by Acciona, S.A., dated November 10, 2006 (4)

99.7	Hecho Relevante (No. 72898) filed on November 21, 2006 by Acciona, S.A. with the Spanish Comisión Nacional del Mercado de Valores. (Notification of acquisition of an additional 0.37% of the Shares) (5)

99.8	Opinion and Order rendered by the Honorable Denise Cote, United States District Judge, United States District Court, Southern District of New York, in E.ON AG and E.ON Zwölfte Verwaltungs GmbH v. Acciona, S.A. and Finanzas Dos, S.A. (Civil Action No. 06 CV 8720), dated November 20, 2006 (5)

99.9	Hecho Relevante (No. 71032) filed on September 25, 2006 by Acciona, S.A. with the Spanish Comisión Nacional del Mercado de Valores. (Notification of the acquisition of a 10% interest in Endesa.) (English Translation) (6)

99.10	Anuncios a la CNMV (No. 71035) released on September 26, 2006 by the Spanish Comisión Nacional del Mercado de Valores. (Copy of Announcement by the CNMV in relation to Acciona and Endesa.) (English Translation) (6)

99.11	Hecho Relevante (No. 71036) filed on September 26, 2006 by Acciona, S.A. with the Spanish Comisión Nacional del Mercado de Valores. (Press release relating to the acquisition of a 10% interest in Endesa.) (English Translation) (6)

99.12	Hecho Relevante (No. 71037) filed on September 26, 2006 by Acciona, S.A. with the Spanish Comisión Nacional del Mercado de Valores. (Powerpoint presentation relating to the acquisition of a 10% interest in Endesa.) (English original) (6)

99.13	Hecho Relevante (No. 71040) filed on September 26, 2006 by Acciona, S.A. with the Spanish Comisión Nacional del Mercado de Valores. (Copies of the materials included in Hechos Relevantes Nos. 71032, 71036 and 71037, and additional press release in response to certain media reports.) (The Powerpoint presentation filed as Hecho Relevante No. 71036, which was originally prepared in English, is not refiled as part of this Exhibit, but is filed as Exhibit 99.12.) (English Translation) (6)

99.14	Hecho Relevante (No. 71074) filed on September 26, 2006 by Acciona, S.A. with the Spanish Comisión Nacional del Mercado de Valores. (Additional information relating to Acciona’s investment in Endesa.) (English Translation) (6)

99.15	Anuncios a la CNMV (No. 71075) released on September 26, 2006 by the Spanish Comisión Nacional del Mercado de Valores. (Copy of Announcement by the CNMV in relation to Acciona.) (English Translation) (6)

99.16	Hecho Relevante (No. 71151) filed on September 27, 2006 by Acciona, S.A. with the Spanish Comisión Nacional del Mercado de Valores. (Notification in relation to Total Returns Swaps having reach 5.01%.) (English Translation) (6)

99.17	Hecho Relevante (No. 71504) filed on October 16, 2006 by Acciona, S.A. with the Spanish Comisión Nacional del Mercado de Valores. (Notification of the commencement of a lawsuit by E.ON in the United States District Court for the Southern District of New York.) (English Translation) (6)

99.18	Hecho Relevante (No. 71699) filed on October 20, 2006 by Acciona, S.A. with the Spanish Comisión Nacional del Mercado de Valores. (Notification in relation to Total Returns Swaps having reached 9.63%.) (English Translation) (6)

99.19	Hecho Relevante (No. 71703) filed on October 20, 2006 by Acciona, S.A. with the Spanish Comisión Nacional del Mercado de Valores. (Including copies of (a) (in the original Spanish) of the Bridge Credit Contract filed as Exhibit 10.1, the Bridge Credit Commitment filed as Exhibit 10.2, the Commitment Letter and related Term Sheets filed as Exhibit 10.3; (b) (in the original English) the International Swaps and Derivatives Association, Inc. Master Agreement with Confirmations dated September 25 and 27, 2006 and October 3, 4, 5, 6, 9, 10 and 11, 2006 filed as Exhibit 10.4; (c) (in the original English and Spanish translation) Amendment No. 1 to the Schedule 13D; and (d) (in Spanish translation) the Complaint filed as Exhibit 99.1. (English Translation, without exhibits filed otherwise with this Schedule 13D) (6)

99.20	Hecho Relevante (No. 72034) filed on November 6, 2006 by Acciona, S.A. with the Spanish Comisión Nacional del Mercado de Valores. (Notification of CNE approval, including official notice of the CNE filed previously as Exhibit 99.3.) (English Translation) (6)

99.21	Supplemental and Amended Complaint filed on November 17, 2006, by E.ON AG, E.ON Zwölfte Verwaltungs GmbH and BKB AG against Acciona, S.A. and Finanzas Dos, S.A. (Civil Action No. 06 CV 8720) (6)

99.22	Hecho Relevante (No. 74537) filed on December 22, 2006 by Acciona, S.A. with the Spanish Comisión Nacional del Mercado de Valores. (Notification related to the Long- Term Financing and the Acciona Financing.) (7)

99.23	Hecho Relevante (Nos. 75419, 75427, 75428, 75434, 75436, 75438 and 75439) filed on January 10, 2007 by Acciona, S.A. with the Spanish Comisión Nacional del Mercado de Valores. (Notification related to purchase of additional Shares and attaching the original Spanish language versions of the financing agreements, English translations of which have been filed as Exhibits 10.9 through 10.13 hereto and the CMOFs) (8)

99.24	Letter from the Spanish Comisión Nacional del Mercado de Valores to Acciona, dated January 8, 2006, attaching a copy of the E.ON CNMV Complaint. (English Translation) (8)

99.25	Opinion and Order rendered by the Honorable Denise Cote, United States District Judge, United States District Court, Southern District of New York, in E.ON AG and E.ON Zwölfte Verwaltungs GmbH v. Acciona, S.A. and Finanzas Dos, S.A. (Civil Action No. 06 CV 8720), dated January 9, 2007 (8)

99.26	Response to the request for information made by the CNMV in connection with the E.ON CNMV Complaint submitted by Acciona, S.A. on January 12, 2007 to the CNMV (9)

99.27	Report for Public Disclosure (No. 23272) filed on January 12, 2007 by Acciona, S.A. with the Spanish Comisión Nacional del Mercado de Valores. (Notification related to the E.ON CNMV Complaint and attaching the original Spanish language version of Acciona’s Response to the request for information made by the CNMV in connection with the E.ON CNMV Complaint, an English translation of which has been filed as Exhibit 99.26 hereto) (9)

99.28	English Translation of Official Request submitted to the CNMV by Acciona, S.A., on January 16, 2007, relating to E.ON. (10)

99.29	English Translation of Supplement to Official Request submitted to the CNMV by Acciona, S.A., on January 19, 2007, relating to E.ON (10)

99.30	Acciona Presentation, “Endesa independent: an alternative with greater value,” dated January 25, 2007 (11)

99.31	Report for Public Disclosure (Nos. 22570 and 22577) filed on January 25, 2007 by Acciona, S.A. with the Spanish Comisión Nacional del Mercado de Valores. (Notification related to the Acciona presentation, “Endesa independent: an alternative with greater value,” which presentation is attached hereto as Exhibit 99.30) (11)

99.32	Opinion and Order rendered by the Honorable Denise Cote, United States District Judge, United States District Court, Southern District of New York, in E.ON AG and E.ON Zwölfte Verwaltungs GmbH v. Acciona, S.A. and Finanzas Dos, S.A. (Civil Action No. 06 CV 8720), dated February 5, 2007 (12)

99.33	Report for Public Disclosure (No. 23651) filed on February 6, 2007 by Acciona, S.A. with the Spanish Comisión Nacional del Mercado de Valores. (Notification related to the February 5, 2007 Opinion and Order rendered by the Honorable Denise Cote, United States District Judge, United States District Court, Southern District of New York, which Opinion and Order is attached as Exhibit 99.32 hereto) (12)

99.34	Hecho Relevante (No. 78380) filed on March 23, 2007 by Acciona, S.A. with the Spanish Comisión Nacional del Mercado de Valores. (Notification related to Acciona’s discussions with Enel Società per Azioni) (English translation) (13)

99.35	Press Release, dated March 26, 2007, issued by Acciona, S.A. and Enel Società per Azioni regarding Cooperation Agreement (14)

99.36	Hecho Relevante (Nos. 78443, 78444) filed on March 26, 2007 by Acciona, S.A. with the Spanish Comisión Nacional del Mercado de Valores. (Notice related to the Cooperation Agreement attached as Exhibit 10.16 hereto) (English translation) (14)

99.36	Hecho Relevante (No. 78453) filed on March 26, 2007 by Acciona, S.A. with the Spanish Comisión Nacional del Mercado de Valores. (Notice related to the Cooperation Agreement attached as Exhibit 10.16 hereto) (English translation) (14)

99.37	Presentation by Acciona, S.A. regarding Endesa, dated March 26, 2007 and publicly released on March 27, 2007 (15)

99.38	CNMV Board Resolution in Respect of Endesa Takeover Bid, dated March 23, 2007 (English translation) (15)

99.39	CNMV Communication in Relation of the Agreement between Acciona and Enel over Endesa, dated March 26, 2007 (English translation) (15)

99.40	Proposed Second Supplemental and Amended Complaint by E.ON AG and E.ON Zwölfte Verwaltungs GmbH, dated April 2, 2007 (15)

99.41	Joint Press Release of Acciona, S.A. and ENEL S.p.A. announcing the Settlement Agreement, dated April 2, 2007 (16)

99.42	Hecho Relevante (No. 78775) filed on April 2, 2007 by Acciona, S.A. with the Spanish Comisión Nacional del Mercado de Valores (Notice related to the Settlement Agreement attached as Exhibit 10.17 hereto) (16)

99.43	Acciona Presentation, “Acciona, Enel & E.ON: Agreement Relating to Endesa, S.A.” (17)

99.44	Hecho Relevante (Nos. 78974, 78975) filed on April 11, 2007 by Acciona, S.A. and Enel Energy Europe S.r.L. with the Spanish Comisión Nacional del Mercado de Valores (Application for authorization of joint tender offer) (18)

99.45	Hecho Relevante (No. 78996) filed on April 11, 2007 by Acciona, S.A. and Enel Energy Europe S.r.L. with the Spanish Comisión Nacional del Mercado de Valores (Including the bank guarantees required under Spanish law for the joint tender offer) (18)

99.46	Joint press release of ENEL S.p.A. and Acciona, S.A. dated April 11, 2007, announcing the joint tender offer (18)

99.47	Press Release of Acciona, S.A. dated April 24, 2007, reasserting the legality of its actions in connection with the proposed tender offer for Endesa (19)

99.48	Otra Comunicación (No. 23390) filed on May 3, 2007 by Acciona S.A and ENEL S.p.A. with the Spanish Comisión Nacional del Mercado de Valores – CNMV (Notification regarding the request offer filed with the Comisión Nacional de la Energía for authorization to acquire the shares tendered from Endesa, S.A. resulting from the joint tender) (20)

99.49	Hecho Relevante (No. 81128) filed on June 11, 2007 by Acciona S.A and ENEL S.p.A. with the Spanish Comisión Nacional del Mercado de Valores – CNMV (Notification regarding the deposit by with the Madrid Mercantile Registry of the provisions regarding the restrictions on the free transferability of Shares provided for in Clause 12 of the Cooperation Agreement) (22)

99.50	Hecho Relevante (No. 81748) filed on July 2, 2007 by Acciona S.A and ENEL S.p.A. with the Spanish Comisión Nacional del Mercado de Valores – CNMV (Notification regarding the reduction of consideration being offered in the proposed joint tender offer by Acciona and Enel Energy Europe S.r.L. for the Shares, including Shares represented by ADSs, from €41.30 per Share to €40.16 per Share to reflect the €1.14 per Share dividend that Endesa general shareholders meeting approved on June 20, 2007) (23)

99.51	Decision section of resolution of the Comisión Nacional de la Energia (CNE) authorizing Acciona, S.A and Enel Energy Europe, S.r.l. to increase their respective shareholdings in and exercise joint control over Endesa, dated July 4, 2007. (English Translation) (25)

99.52	Hecho Relevante (No.82016) filed on July 5, 2007 by Acciona, S.A and ENEL S.p.A. with the Spanish Comisión Nacional del Mercado de Valores (announcing the approval by the European Commission of the acquisition of sole control through a public takeover bid for Endesa, S.A. by ENEL S.p.A. and Acciona, S.A.) (24)

99.53	Joint press release of and Acciona, S.A. and ENEL S.p.A. dated July 25, 2007 announcing approval by the Spanish Comisión Nacional del Mercado de Valores to launch a joint tender offer for Endesa, S.A. (26)

99.54	English translation of the notification by the Spanish Comisión Nacional del Mercado de Valores – CNMV as to the number of ordinary shares and ordinary shares represented by ADSs tendered into the joint tender offers dated October 5, 2007(27(b))
_________________________________________
(1)	Filed with Amendment No. 1 to the Schedule 13D
(2)	Filed with Amendment No. 2 to the Schedule 13D
(3)	Filed with Amendment No. 3 to the Schedule 13D
(4)	Filed with Amendment No. 4 to the Schedule 13D
(5)	Filed with Amendment No. 5 to the Schedule 13D
(6)	Filed with Amendment No. 6 to the Schedule 13D
(7)	Filed with Amendment No. 7 to the Schedule 13D
(8)	Filed with Amendment No. 8 to the Schedule 13D
(9)	Filed with Amendment No. 9 to the Schedule 13D
(10)	Filed with Amendment No. 10 to the Schedule 13D
(11)	Filed with Amendment No. 11 to the Schedule 13D
(12)	Filed with Amendment No. 12 to the Schedule 13D
(13)	Filed with Amendment No. 13 to the Schedule 13D
(14)	Filed with Amendment No. 14 to the Schedule 13D
(15)	Filed with Amendment No. 15 to the Schedule 13D
(16)	Filed with Amendment No. 16 to the Schedule 13D
(17)	Filed with Amendment No. 17 to the Schedule 13D

(18)	Filed with Amendment No. 18 to the Schedule 13D
(19)	Filed with Amendment No. 19 to the Schedule 13D
(20)	Filed with Amendment No. 20 to the Schedule 13D
(22)	Filed with Amendment No. 22 to the Schedule 13D
(23)	Filed with Amendment No. 23 to the Schedule 13D
(24)	Filed with Amendment No. 24 to the Schedule 13D
(25)	Filed with Amendment No. 25 to the Schedule 13D
(26)	Filed with Amendment No. 26 to the Schedule 13D
(27(a)) Previously filed as Exhibit (b)(1) to the Schedule TO-T filed by Acciona, S.A., Enel Società Per Azioni and Enel Energy Europe Società A Responsabilità Limitata with the Securities and Exchange Commission on July 30, 2007 and incorporated herein by reference.
(27(b)) Previously filed as Exhibit (a)(5)(KK) to Amendment No. 7 to the Schedule TO-T filed by Acciona, S.A., Enel Società Per Azioni and Enel Energy Europe Società A Responsabilità Limitata with the Securities and Exchange Commission on October 5, 2007 and incorporated herein by reference.